SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 8)*

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Jonathan Brolin

Edenbrook Capital, LLC

116 Radio Circle

Mount Kisco, NY 10549

(914) 239-3117

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

 (Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,089,289
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,089,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,089,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 42365Q103	13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,089,289
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,089,289
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,089,289
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 42365Q103	13D/A	Page 4 of 5 Pages

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 18, 2020, as subsequently amended on Schedule 13D (as amended thereby and hereby, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) of Hemisphere Media Group, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 4 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On August 15, 2022, Edenbrook sent a letter (the “August 15 Letter”) to Sonia Dulá, Rick Neuman, and John Engelman, the members of the Special Committee of the Board, reiterating Edenbrook’s strong belief that the Issuer’s entry into an agreement and plan of merger[1] to be acquired for $7.00 per share in cash by a subsidiary of Gato Investments LP, a portfolio investment of Searchlight Capital Partners, L.P. (the "Take Private"), significantly undervalues the Issuer, particularly in light of recent disclosures by the Issuer revealing that it had, over the last two months, received (and rejected) multiple bids from other bidders in excess of $7.00 per share. The August 15 Letter details and provides additional support for Edenbrook’s belief that the Take Private and the Issuer's agreement to sell Pantaya to TelevisaUnivision in exchange for $115 million in cash plus TelevisaUnivision’s Puerto Rican radio business, subject to certain adjustments (the "Pantaya Transaction"), raises serious questions about the process, motivations and conflicts of interest surrounding the Take Private and the Pantaya Transaction.
The foregoing summary of the August 15 Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the August 15 Letter, which is filed herewith as Exhibit E and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit E	August 15 Letter.

____________________

1 As disclosed in the Issuer’s Form 8-K, filed with the SEC on May 10, 2022.

CUSIP No. 42365Q103	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 15, 2022

EDENBROOK CAPITAL, LLC

By:	/s/ Jonathan Brolin
Name:	Jonathan Brolin
Title:	Managing Member

By:	/s/ Jonathan Brolin
JONATHAN BROLIN

EXHIBIT E

August 15, 2022

Sonia Dulá

Rick Neuman

John Engelman

The Members of the Special Committee of the Board of Directors

Hemisphere Media Group, Inc.

Dear Sonia, Rick and John:

Our firm, Edenbrook Capital, LLC, is writing this letter as a follow-up to the one we sent to Chairman Peter Kern on May 16, 2022 (“May 16 letter”) and to one we sent to you, the Special Committee, on June 8, 2022 (“June 8 letter”). We are once again addressing this letter to you, the independent members of the Board of Directors who sat on the Special Committee that blessed the proposed transaction for Hemisphere Media Group, Inc. (“the Company” or “Hemisphere”) to be taken private by insiders (the “Insider Takeover”). In our previous letters we highlighted how the proposed Insider Takeover by Searchlight Capital Partners, L.P.[1] (“Searchlight”) dramatically undervalues the Company. In this letter we aim to demonstrate multiple troubling examples of how Searchlight appears to have abused its position as insider owners of Hemisphere and, by extension, how we believe the Special Committee abrogated its fiduciary duty to public shareholders by allowing Searchlight to run roughshod over the process in a way that favored Searchlight at the expense of public shareholders.

The Theft of Pantaya

In our previous letters, we discussed how, in conjunction with the Insider Takeover, Hemisphere intends to sell Pantaya, its streaming platform, to TelevisaUnivision at a price below what Hemisphere itself paid for this business in 2021, and how this deal is conflicted because Searchlight is both the controlling shareholder in Hemisphere and part of the ownership group of TelevisaUnivision. Specifically, on a Form

______________________________

[1] Per the form 8-K dated May 9, 2022 and filed May 10, the entity proposing to acquire Hemisphere is HWK Parent, LLC, which is a subsidiary of Gato Investments LP (“Gato”). Gato is itself a portfolio investment of Searchlight, and Searchlight is the sole investor in Gato, making Searchlight the ultimate proposed acquiror here.

8-K, dated May 9, and filed May 10 (“the May 8-K"), the Company notes that it will be receiving $115 million in cash for selling Pantaya plus a promissory note for $10 million (as well as some radio stations in Puerto Rico). However, in the Preliminary Proxy Statement filed on Schedule 14A on June 27, 2022, the Company notes that on April 22, 2022, Company A “delivered to Hemisphere a…proposal to acquire Pantaya for $200 million in cash, subject to completion of financial and legal due diligence.” Did the Company jump on this opportunity to sell Pantaya at a gain[2] rather than sell it to insiders at a loss? To the contrary, per the June 27 Proxy, on May 1 the Special Committee met with its bankers from Moelis & Company LLC (“Moelis”); upon being told by Moelis that “Company A reported that they had not seen any significant issues in their due diligence to date,” the Special Committee tasked Moelis with asking Company A to “submit an updated proposal in the next week.” On May 4, Company A told Moelis that it would need “at least another month to complete their due diligence and finalize transaction documents.” Not only was Company A not afforded this extra month, but on May 5, Searchlight told Moelis that “Searchlight understood that Univision was not willing to agree to a go-shop with respect to Pantaya.” Again, Searchlight is the controlling shareholder in Hemisphere and part of the ownership group of TelevisaUnivision. So Searchlight is saying that Searchlight wouldn’t agree to a go-shop with respect to Pantaya, precluding a higher bid from Company A or others coming in after a deal was announced.

What was the rush? Why could more time not be granted to a serious bidder at a higher price? If timing was of the essence to announce the sale of Pantaya to TelevisaUnivision, why not then allow a go-shop? The decisions to forego and neglect these options were, from our perspective, most certainly not in the best interests of public shareholders, however there was one party that clearly benefited from each, Searchlight. It’s now three-plus months since the Insider Takeover was announced and valuations for technology and streaming companies have improved since May. Could the Company really not afford to give Company A the extra month to deliver more value to shareholders?

But it’s even worse than that. By agreeing to an inside deal for Pantaya with Searchlight that is contingent upon Searchlight also being able to consummate the Insider Takeover for the rest of the Company at $7.00 per share, per terms outlined in the May 8-K, Searchlight is, in our view, stacking the deck in its favor and effectively saying: 1) only Searchlight, via TelevisaUnivision, can bid for Pantaya, and will do so at a sweetheart price; and, 2) Searchlight will only do so if also given the right to buy the rest of the Company at a song.

Had the Company sold Pantaya for $200 million in an independent transaction, what would be left is a highly cash-generative company with approximately $70 million in EBITDA and $63 million of free cash flow and basically a debt-free balance sheet after using the proceeds from Pantaya to pay down debt. According to FactSet, the average current trading multiple for comparable companies is 7x for Enterprise Value to EBITDA and 12x for Price to Free Cash Flow. That suggests that the stub trading value of Hemisphere would be $490-756 million, or $12.13-$18.71 per share, using approximately 40.4 million issued and outstanding public and private shares. A transaction multiple would be well in excess of this, and again, similar to the prior letters, we have not ascribed any value to other assets, including the $130 million ($3.22 per share) that

______________________________

[2] In April 2021, Hemisphere paid $124 million for the 75% of Pantaya that it did not already own, putting a valuation on Pantaya then of approximately $165 million.

the Company invested in Colombia broadcast company Canal Uno. In short, had the Company sold Pantaya to a willing bidder for $200 million, we believe public shareholders would have a remaining public company valued as an ongoing tradeable company at prices 73-167% above the $7.00 per share transaction price proposed by the Insider Takeover.

Are Other Buyers Getting Fair Looks?

In the June 27 Proxy, the Company disclosed that on June 3, 2022, the Special Committee received an Acquisition Proposal from Company E for $9.00 per share in cash, 29% above the proposed Insider Takeover of $7.00 per share. Also, per the June 27 Proxy, on June 5, 2022, the Special Committee received an Acquisition Proposal from Company F for $8.00 per share in cash. Despite two higher prospective cash bids, the Company still recommended the lower $7.00 per share bid from insiders when it filed the June 27 Proxy.

In an amended Proxy Statement filed on Schedule 14A on July 22, 2022, the Company disclosed that “during the months of June 2022 and July 2022, representatives of Company E continued to conduct due diligence on Hemisphere and to show an interest in pursuing a potential transaction with Hemisphere.

On July 20, 2022, Hemisphere and Company E entered into a confidentiality agreement for the sharing of Company E’s confidential information.” Despite further demonstrated interest from Company E in a higher cash offer, the Company still recommended the lower $7.00 per share bid from insiders in the July 22 Proxy.

In an additional amended Proxy Statement filed on Schedule 14A on August 10, 2022, the Company disclosed that “the Special Committee received a modified Acquisition Proposal from a representative of Company E to acquire all of the Hemisphere Common Stock for $8.00 per share in cash and $1.00 in the form of registered, freely-tradable shares of common stock of a public entity.” Despite continued interest from Company E in a higher priced bid in cash, plus additional value in stock, the Company still recommended the lower $7.00 per share bid from insiders in the August 10 Proxy.

More troubling, in the August 10 Proxy, the Company disclosed that “Moelis and Davis Polk [legal advisor to the Special Committee] have not held initial substantive negotiations with the representatives of Company E and Company F.” Two companies offered higher cash prices, and neither the bankers nor the attorneys representing the Special Committee have had initial substantive negotiations in the two months that have passed since receiving those bids. We wonder, how can you be properly exercising your fiduciary duty if you have not had initial negotiations with these parties who are offering higher cash prices? How can you continue to recommend a lower-priced cash offer when paths exist for higher cash bids?

It is particularly troubling that these other higher bids aren’t being pursued with vigor when you allowed Searchlight to lower its own bid price from $8.00 to $7.75 to $7.00, per the June 27 Proxy, without receiving any valuable consideration in exchange. Further, the lowball bid from Searchlight, which you have recommended, has anchored other prospective buyers into thinking they can offer modest bumps in their introductory bids, rather than trying to get fair value, as we have demonstrated in our multiple letters. The Company has now, effective as of the August 10 Proxy, set a voting date of September 8 for the Insider Takeover, despite better options being available for Pantaya and the Company as a whole.

In closing, we believe that you have allowed, and continue to allow, Searchlight to escape with a lower price for Pantaya and for the Company as a whole, when public shareholders would be better off selling Pantaya to an unconflicted outside buyer and maintaining ownership in the remaining valuable, cash-generative assets. Why not just start over and pursue selling Pantaya along with the entire Company to an unconflicted outside buyer? In any case, your continued recommendation that public shareholders support a $7.00 bid from a conflicted insider that dramatically undervalues the company is, in our view, an outrageous dereliction of your fiduciary duties to all shareholders.

Sincerely,

Jonathan Brolin

Founder and Managing Partner